Disclosure for Form N-SAR

Clarion Total Return Fund


77 K - Changes in Registrant's certifying accountant



(i) PricewaterhouseCoopers LLP ("PWC") resigned as independent auditor of the Fund on September 8, 2003.

(ii) PWC's reports on the financial statements for the period July 15,2002 (commencement of operations) through October 31, 2002 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

(iii) During the period July 15,2002 (commencement of operations) through October 31, 2002 and through September 8, 2003 there were no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to PWC's satisfaction, would have caused it to make reference thereto in their report on the financial statements.

(iv) During the period July 15,2002 (commencement of operations) through October 31, 2002 and through September 8, 2003, there were no
"reportable events" within the meaning of Reg. S-K Item 304(a)(1)(v).

(v) On November 19, 2003, the board of directors of the Fund approved the appointment of Ernst & Young LLP ("E&Y") as the Fund's independent auditor for the year ending October 31, 2003, following recommendation of the same by the board's audit committee.

The Fund has requested that PWC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated December 30, 2003, is filed as an Exhibit to this Form N-SAR.